Exhibit 23(a)


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of PP&L Resources, Inc. on Form S-8 of our report dated February 3, 1995 on the consolidated balance sheet and statements of preferred and preference stock and long-term debt of Pennsylvania Power & Light Company and its subsidiaries as of December 31, 1994, and the related consolidated statements of income, shareowners' common equity, and cash flows for each of the two years in the period ended December 31, 1994, prior to restatement, appearing in the Annual Report on Forms 10-K of PP&L Resources, Inc. and Pennsylvania Power & Light Company for the year ended December 31, 1995.

Deloitte & Touche LLP
Parsippany, New Jersey
March 27, 1996